SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LANCE, INC.
(Name of Issuer)
$.83-1/3 Par Value Common Stock
(Title of Class of Securities)
514606 10 2
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

(Cover Page continued on Page 2)

CUSIP No.	514606 10 2	Page	2	of	4	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nan D. Van Every

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,534,717

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,534,717

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,534,717

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. (a) Name of issuer: Lance, Inc.
(b)	Address of issuer’s principal executive offices:

13024 Ballantyne Corporate Place, Suite 900 Charlotte, North Carolina 28277
Item 2. (a) Name of persons filing: Nan D. Van Every
(b)	Address of principal business office or, if none, residence:

Residence: 6001 Pelican Bay Boulevard Naples, Florida 34108

(c)	Citizenship: United States of America

(d)	Title of class of securities: Common Stock, par value $.83-1/3 per share

(e)	CUSIP No.: 541606 10 2
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒
Item 4. Ownership
(a)	Amount beneficially owned: 1,534,717

(b)	Percent of class: 4.8%
          Based upon 32,093,193 shares of Common Stock outstanding as of December 26, 2009 as reported in the issuer’s Annual Report on Form 10-K for the year ended December 26, 2009 and filed with the Securities and Exchange Commission.
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,534,717

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,534,717

(iv)	Shared power to dispose or to direct the disposition of: 0
          Includes 33,424 shares subject to currently exercisable options covering outstanding shares of Common Stock.
Item 5. Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person
          Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
          Not applicable.
Item 8. Identification and Classification of Members of the Group
          Not applicable.
Item 9. Notice of Dissolution of Group
          Not applicable.
Item 10. Certification
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 25, 2010

/s/ Nan D. Van Every
Nan D. Van Every

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